

Reef Grow Technology, Inc.

Financial Statements
December 31, 2022 and 2021
(Unaudited)

Reef Grow Technology, Inc.
Table of Contents
December 31, 2022 and 2021

Financial Statements

Balance Sheets   3

Statements of Operations   4

Statements of Changes in Stockholders' Equity   5

Statements of Cash Flows   6

Notes to Financial Statements   7-8

Reef Grow Technology, Inc.
Balance Sheets
December 31, 2022 and 2021

	2022	2021
Assets		
Cash and cash equivalents	$ 16,081	$ 18,781
Total assets	$ 16,081	$ 18,781
Liabilities and Stockholder's Equity		
Current liabilities		
Deferred revenue	$ 1,500	$ -
Current portion of convertible notes payable	47,500	-
Notes payable to stockholders	22,979	24,479
Current portion of accrued interest payable	7,982	-
Total current liabilities	79,961	24,479
Noncurrent liabilities		
Convertible notes payable, net of current portion	50,000	47,500
Accrued interest payable, net of current portion	2,619	3,003
Total noncurrent liabilities	52,619	50,503
Total liabilities	132,580	74,982
Stockholders' deficit		
Common stock, $0.00001 par value, 10,500,000 shares authorized, 10,250,000 and 10,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively. 3,450,000 and 2,600,000 shares vested as of December 31, 2022 and 2021, respectively.	102.5	100
Accumulated defecit	(116,602)	(56,301)
Total stockholders' deficit	(116,500)	(56,201)
Total liabilities and stockholders' deficit	$ 16,081	$ 18,781

The Notes to Financial Statements (unaudited) are an integral part of these statements.

Reef Grow Technology, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Operating costs and expenses		
Research and development expense	$ 38,716	$ 39,487
Professional fees	7,774	5,522
Selling, general and administrative expense	6,213	5,497
Total operating costs and expenses	52,703	50,506
Other expenses		
Interest expense	7,598	1,999
Net Loss	$ (60,301)	$ (52,505)

The Notes to Financial Statements (unaudited) are an integral part of these statements.

Reef Grow Technology, Inc.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2022 and 2021

	Common Stock			Total Stockholders'
	Number of Shares	Amount	Accumulated Deficit	Deficit
Balance at December 31, 2020	10,000,000	$ 100	$ (3,796)	$ (3,696)
Net loss	-	-	(52,505)	(52,505)
Balance at December 31, 2021	10,000,000	100	(56,301)	(56,201)
Stock-based compensation	250,000	2.5		3
Net loss	-	-	(60,301)	(60,301)
Balance at December 31, 2022	10,250,000	$ 103	$ (116,602)	$ (116,500)

The Notes to Financial Statements (unaudited) are an integral part of these statements.

Reef Grow Technology, Inc.
Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Operating activities		
Net loss	$ (60,301)	$ (52,505)
Adjustments to reconcile net loss to net cash used in operating activities		
Accrued interest payable	7,598	1,999
Deferred revenue	1,500	-
Issuance of common stock	2.5	100
Net cash used in operating activities	(51,200)	(50,406)
Financing activities		
Proceeds from convertible note payable	50,000	46,500
Repayment of notes payable to member	(1,500)	-
Proceeds from notes payable to member		22,608
Net cash provided by financing activities	48,500	69,108
Net change in cash	(2,700)	18,702
Cash		
Beginning of year	18,781	79
End of year	$ 16,081	$ 18,781

The Notes to Financial Statements (unaudited) are an integral part of these statements.

1.   **ORGANIZATION AND PURPOSE**

Reef Grow Technology, Inc. (the "Company") was incorporated in the state of Delaware on September 19, 2021 by way of an LLC to C Corp conversion (the "Conversion"). Prior to the conversion, the Company operated as Infinitry, LLC, which was founded in January of 2016. The Company designs, builds, and sells high-end plant grow systems for home use.

The Company specializes in the design and manufacturing of premium home grow products designed for the modern consumer market. The Company's products are designed to convert consumers into connoisseurs in the comfort of their own homes by integrating advanced grow technology into high-end furniture form factors.

The Company's flagship product, "reef", is a sleek and sophisticated grow system that allows users to grow a variety of plants in a compact, self-contained environment. reef is designed with a user-friendly interface and comes with automatic lighting, irrigation, climate control and a range of privacy features all accessible through a mobile application.

The Company's mission is to convert consumers into cultivators through luxurious, but sustainable design and eventually offer a suite of home grow products that allow home growers to connect with our platform and technology at a wider variety of price points.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation – Going Concern

Basis of Accounting
The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

Fiscal Year
The Company operates on a December 31st year-end.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $38,716 and $39,487 for the years ending December 31, 2022 and 2021, respectively.

3. **CONVERTIBLE NOTES PAYABLE**

    During the years ended December 31, 2022 and 2021, the company entered into a series of convertible notes payable (the "Convertible Notes") with the following terms:

    Six promissory notes totaling $97,500 and bearing annual interest of 8%, with all principal and interest accrued subject to automatic conversion into the Company's common stock upon sale of equity securities by the Company with minimum gross proceeds of $500,000. Conversion price is lesser of 80% of price per share for such shares sold and quotient of $8,000,000 (cap conversion price) divided by number of fully diluted outstanding common stock of the Company prior to closing of the qualified financing. The notes are also convertible after maturity at the option of the holder. If and upon a sale of the Company, the note is convertible at a conversion price equal to the quotient resulting from dividing $6,400,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing.

    The Convertible Notes each hold an initial maturity of two years. The maturity dates of the notes begin in September 2023 and end in May 2024. As notes approach maturity, the Company will negotiate extended maturity dates or refinance the Convertible Notes prior to maturity.

4. **NOTES PAYABLE - STOCKHOLDERS**

    Since inception of the Company, the Stockholders have periodically entered into promissory notes with the Company to provide the Company with operating cash. These promissory notes total $22,979, bear interest at 5%, and have maturity dates ranging from April 2023 through November 2023. The Stockholders will sign extensions to the promissory notes prior to maturity.

5. **EQUITY**

    Common Stock
    Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million five hundred thousand (10,500,000) at $0.00001 par value per share. As of December 31, 2022 and 2021, 10,250,000 and 10,000,000 shares, respectively, have been issued and are outstanding.

    Share-based Compensation and Vesting
    In January 2021, four employees were granted a total of 4,700,000 shares of common stock of which 1,600,000 vested immediately on the grant date and the remaining shares are subject to a three-year vesting period. In September 2022, an employee was granted 250,000 shares of common stock which are subject to a three-year vesting period.

    As of December 31, 2022 and 2021, the total vested shares were approximately 3,450,000 and 2,600,000, respectively.

6. **RELATED PARTY TRANSACTIONS**

    The company holds promissory notes payables with stockholders as of December 31, 2022 and 2021. See Note 4 for additional details.